Kunduz Inc.

Financial Statements and Report
Unaudited
December 31, 2022 and 2021

Kunduz Inc.

Index to the Financial Statements

Kunduz Inc

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Bill Payments Clearing	0.00	0.00
Brex Cash	0.00	78,394.81
Stripe Clearing	0.00	
Stripe Merchant Account	303.64	
SVB Analysis Checking (4823)	62,294.94	309,338.27
Wells Fargo Checking (9453)	0.00	0.00
Total Bank Accounts	**$62,598.58**	**$387,733.08**
Other Current Assets		
Money In Transit	10,660.00	0.00
Prepaid Expenses	9,918.80	40,518.91
Uncategorized Asset	0.00	0.00
Total Other Current Assets	**$20,578.80**	**$40,518.91**
Total Current Assets	**$83,177.38**	**$428,251.99**
Other Assets		
Investment in Subsidiary	1,726,729.35	1,709,859.35
Total Other Assets	**$1,726,729.35**	**$1,709,859.35**
TOTAL ASSETS	**$1,809,906.73**	**$2,138,111.34**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	29,711.22	3,024.70
Total Accounts Payable	**$29,711.22**	**$3,024.70**
Credit Cards		
Brex	22,125.25	44,056.13
Total Credit Cards	**$22,125.25**	**$44,056.13**
Other Current Liabilities		
Accrued Expenses	40,115.00	20,015.00
Loan from Onur Kardesler	55,388.00	
Payroll Liability	0.00	0.00
Reimbursement Liability	0.00	0.00
Total Other Current Liabilities	**$95,503.00**	**$20,015.00**
Total Current Liabilities	**$147,339.47**	**$67,095.83**
Total Liabilities	**$147,339.47**	**$67,095.83**

Kunduz Inc

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Equity		
Common Stock	1,106.19	153.74
Opening Balance Equity	0.00	0.00
Owner's Investment	0.00	0.00
Owner's Pay & Personal Expenses	0.00	0.00
Retained Earnings	-2,747,757.91	-1,073,047.45
SAFE Convertible Securities	329,967.50	0.00
Series Seed - Preferred Stock	4,966,642.18	4,956,647.18
Series Seed - Cost of Financing	-138,027.50	-138,027.50
Total Series Seed - Preferred Stock	**4,828,614.68**	**4,818,619.68**
Net Income	-749,363.20	-1,674,710.46
Total Equity	**$1,662,567.26**	**$2,071,015.51**
TOTAL LIABILITIES AND EQUITY	**$1,809,906.73**	**$2,138,111.34**

Kunduz Inc

Profit and Loss Comparison
January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
Billable Expense Income	-2,619.90	
Revenue	14,843.65	1,298.73
Returns, Allowances, and Discounts	-871.42	
Total Revenue	**13,972.23**	**1,298.73**
Total Income	**$11,352.33**	**$1,298.73**
Cost of Goods Sold		
Merchant Fees	1,379.79	15.00
Total Cost of Goods Sold	**$1,379.79**	**$15.00**
GROSS PROFIT	**$9,972.54**	**$1,283.73**
Expenses		
Charitable Contributions	1,000.00	
Employee Related		
Employee Perks	622.87	
Health Insurance	1,892.53	
Payroll		
Employer Payroll Taxes	1,394.38	
Total Payroll	**1,394.38**	
Payroll & Benefits Administration	1,861.00	558.00
Professional Development	1,995.00	2,075.99
Recruiting	-471.44	2,999.08
Total Employee Related	**7,294.34**	**5,633.07**
Facilities		
Rent	145.00	2,339.67
Total Facilities	**145.00**	**2,339.67**
General & Administrative		81.55
Bank Fees	648.03	1,056.89
Business Insurance	29.54	
Dues & Subscriptions	264.00	411.08
Office Expenses	5,990.00	5,447.46
Other Contractors	8,639.83	412.11
Shipping and Handling	78.84	
Total General & Administrative	**15,650.24**	**7,409.09**
Hosting	130,593.82	147,044.96
IT Expense		
Computer Hardware & Equipment	221.91	194.58
Software & Web Services	86,149.49	297,186.51
Telephone and Internet	2,133.30	5,594.61
Total IT Expense	**88,504.70**	**302,975.70**

Kunduz Inc

Profit and Loss Comparison
January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Licenses and Fees	1,754.35	979.49
Meals & Entertainment	25.00	
Entertainment	475.13	1,553.18
Meals	12,082.10	12,346.55
Total Meals & Entertainment	**12,582.23**	**13,899.73**
Professional Fees		
Engineering, Product & Design	159,496.67	313,173.85
Finance & Accounting	50,998.99	23,248.00
Legal	14,013.02	18,567.34
Management Consulting & Strategy	26,967.49	106,862.34
Total Professional Fees	**251,476.17**	**461,851.53**
Sales & Marketing		
Advertising	198,031.05	686,232.17
Branding		27,672.09
Events and Conferences		1,475.54
Market Research & Analytics	18,181.20	3,600.00
Marketing Contractors	14,095.43	2,947.00
Promotional Materials	2,161.15	
Sales		74.75
Total Sales & Marketing	**232,468.83**	**722,001.55**
Travel		
Air Travel	2,899.68	1,463.10
Ground Transportation & Parking	4,939.59	5,204.92
Lodging	19,176.15	9,119.89
Total Travel	**27,015.42**	**15,787.91**
Total Expenses	**$768,485.10**	**$1,679,922.70**
NET OPERATING INCOME	$ -758,512.56	$ -1,678,638.97
Other Income		
Interest Earned	9,461.38	15.85
Other Income	487.98	4,712.66
Total Other Income	**$9,949.36**	**$4,728.51**
Other Expenses		
Taxes	800.00	800.00
Total Other Expenses	**$800.00**	**$800.00**
NET OTHER INCOME	**$9,149.36**	**$3,928.51**
NET INCOME	**$ -749,363.20**	**$ -1,674,710.46**

Kunduz Inc
Statement of Cash Flows
January - December 2022, and 2021

		31-Dec-22		31-Dec-21
OPERATING ACTIVITIES				
Net Income		-749,363.20		-1,674,710.46
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Money In Transit		-10,660.00		5,000.00
Prepaid Expenses		30,600.11		-32,831.31
Accounts Payable		26,686.52		-5,115.09
Brex		-21,930.88		43,432.73
Accrued Expenses		20,100.00		9,976.00
Loan from Onur Kardesler		55,388.00		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	100,183.75	$	20,462.33
Net cash provided by operating activities	-$	649,179.45	-$	1,654,248.13
INVESTING ACTIVITIES				
Investment in Subsidiary		-16,870.00		-605,070.00
Net cash provided by investing activities	-$	16,870.00	-$	605,070.00
FINANCING ACTIVITIES				
Common Stock		952.45		153.74
SAFE Convertible Securities		329,967.50		-2,301,875.00
Series Seed - Preferred Stock		9,995.00		4,956,647.18
Series Seed - Preferred Stock:Series Seed - Cost of Financing		0.00		-138,027.50
Net cash provided by financing activities	$	340,914.95	$	2,516,898.42
Net cash increase for period	-$	325,134.50	$	257,580.29
Cash at beginning of period		387,733.08		130,152.79
Cash at end of period	$	62,598.58	$	387,733.08

Kunduz Inc
Statement of Changes in Equity
January - December 2022

	Common Stock	Series Seed - Preferred Stock	SAFE Convertible Securities	Accumulated Gain / (Loss)	Total Shareholders' Equity
Beginning balance, January 1, 2021	-	2,301,875.00	-	(1,073,047.45)	1,228,827.55
Issuance of securities	-	2,516,744.68	-	-	2,516,744.68
Contributions	153.74	-	-	-	153.74
Distributions (-)	-	-	-	-	-
Net income / (loss)	-	-	-	(1,674,710.46)	(1,674,710.46)
Ending balance, December 31, 2021	**153.74**	**4,818,619.68**	**-**	**(2,747,757.91)**	**2,071,015.51**
Beginning balance, January 1, 2022	153.74	4,818,619.68	-	(2,747,757.91)	2,071,015.51
Issuance of securities	-	9,995.00	329,967.50	-	339,962.50
Contributions	952.45	-	-	-	952.45
Distributions (-)	-	-	-	-	-
Net income / (loss)	-	-	-	(749,363.20)	(749,363.20)
Ending balance, December 31, 2022	**1,106.19**	**4,828,614.68**	**329,967.50**	**(3,497,121.11)**	**1,662,567.26**

Kunduz, Inc.
Notes to the Financial Statements
For the fiscal years ending December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Kunduz, Inc. (the "Company") is a corporation organized on Jan 24, 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.